FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For November 21, 2003
Commission File Number:   0-30204
                          -------

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
                  Form 20-F [ X ]             Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [   ]                No  [ X ]
     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________________

     THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX


Exhibit         Date                        Description of Exhibit
-------         ----                        ----------------------

  1       11/21/2003     IIJ Announces Second Quarter Results for the Year
                         Ending March 31, 2004

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      Internet Initiative Japan Inc.


Date: November 21, 2003               By: /s/  Koichi Suzuki
                                          -------------------------------------
                                          Koichi Suzuki
                                          President, Chief Executive Officer and
                                          Representative Director

                                                                       Exhibit 1

     IIJ Announces Second Quarter Results for the Year Ending March 31, 2004

    TOKYO & NEW YORK--(BUSINESS WIRE)--Nov. 20, 2003--Internet
Initiative Japan Inc. (Nasdaq:IIJIE) ("IIJ"), one of Japan's leading Internet access and comprehensive network solutions providers, today announced its financial results for the 2nd quarter of the fiscal year ending March 31, 2004 ("Fiscal Year 2003").

    Second Quarter FY2003 Highlights(1)

    2nd Quarter FY2003:

    -- Revenues totaled JPY 9,185 million ($ 82.4 million), an increase of 10.1% from JPY 8,344 million in 1Q03, though a decrease of 13.1% compared to 2Q02. The increase from 1Q03 is mainly due to revenue increases from Systems Integration ("SI"), Data Center and other value-added services.

    -- Operating loss was JPY 830 million ($ 7.4 million), a decrease from 1,206 million in 1Q03 and an increase from JPY 194 million in 2Q02. The loss includes accounts receivable write-offs of JPY 287 million that related to transactions with Crosswave Communications Inc. ("Crosswave"), a former equity method affiliate of IIJ. The improvement in operating loss from 1Q03 was mainly due to increased SI profitability and a reduction of domestic backbone costs.

    -- Adjusted EBITDA(2)was JPY 126 million ($ 1.1 million), an increase from the JPY 243 million adjusted EBITDA loss in 1Q03, though a decrease from JPY 662 million in 2Q02.

    -- On August 20, Crosswave filed a voluntary petition for the commencement of corporate reorganization proceedings in Japan. IIJ has written-off all of its investments in, deposits for, loans to and accounts receivable due from Crosswave regarding the above through the end of this quarter. As a result of Crosswave no longer being accounted for under the equity method, the net loss decreased from JPY 2,326 million in 2Q02 to JPY 278 million in 2Q03. IIJ will not have further equity loss from Crosswave, which in the past had a significant negative impact on IIJ's financial statements.

    -- IIJ completed an approximately JPY 12 billion private placement to NTT Group, Itochu Corporation, Sumitomo Corporation and three other companies on September 17, 2003. With this capital injection, the financial impact due to Crosswave's reorganization proceedings has been offset. As a result, IIJ's shareholders' equity has become positive.

    -- IIJ received notice from Nasdaq that IIJ's American Depositary Shares will continue to be listed on the Nasdaq National Market, subject to requirements that IIJ file its annual report on Form 20-F for the fiscal year ending March 31, 2004 with the U.S. Securities and Exchange Commission and Nasdaq on or before September 30, 2004, and the IIJ demonstrate compliance with all requirements for continued listing on the Nasdaq National Market throughout this period. The fifth character "E" will remain appended to IIJ's trading symbol pending confirmation that IIJ has evidenced full compliance with Nasdaq's filling requirement and all other requirements for continued listing on the Nasdaq Stock Market.

    Outlook:

    -- By improving gross-margins and expanding SI service revenues, IIJ expects to reach a break-even level of operating income in 3Q03 and to achieve positive operating income in 4Q03. In addition, IIJ expects an additional one-time increase in "other income" of approximately JPY 1.6 billion in 3Q03 from the sales of our shares of DLJdirectSFG Securities Inc. and approximately JPY 120 million by repurchasing and canceling a portion of IIJ's convertible notes that are due in 2005.

    Overview of 2nd Quarter FY2003 Financial Results and Business
Outlook(3)

    Financial Results and Business Outlook

    "As Japan's economy is beginning to show indications that it is in a recovery phase, there seems to be an environment where Japanese corporate customers are considering investing in their networks," said Koichi Suzuki, President and CEO of IIJ. "With the rapid changes in corporate networks, as expansion of broadband and increasing complexity, Japanese corporate customers are focusing more on in-house networks including the gateway to Internet. For example, Japanese companies are starting to use the latest network technology to connect branch offices or other sites at higher speeds with lower cost, increasing security on Internet traffic and outsourcing the operations of network equipment and servers. We are currently changing our SI development and business to meet those demands rapidly. We call this "Network Integration". Our strategy in the coming quarters is to seek new source of revenue by cross-selling these new solutions to meet the requirements of our current connectivity customers".
    Koichi Suzuki continued, "On September 17, we completed the private placement to third parties to improve our capital structure, and NTT Group became our largest shareholder holding 31.6%. While we will retain our operating independence even after the private placement, we are going to have a collaborative relationship with NTT in the technological development and sales partnership".
    "In 2Q03, revenues recovered compared to 1Q03, mainly driven by sales of SI, Data Center Services and other value-added services", said Yasuhiro Nishi, CFO of IIJ. "We have succeeded in acquiring new customers for network integration services, and the revenue from these cases will be accounted for in 3Q03. By continuing to expand in the higher-margin SI area and cross-selling to customers as well as reducing costs, we will keep on track for a recovery in profitability and hopefully achieve positive operating income in the second half of the year".
    Yasuhiro Nishi also stated, "As for Crosswave's commencement of reorganization proceedings, we have written off all investments in, deposits for, loans to and accounts receivable due from Crosswave regarding the above through this quarter. We believe that the private placement on September 17 will cover the financial impact of Crosswave's reorganization, and we will not have further equity losses from Crosswave, which in the past had a significant negative impact on IIJ's financial statements".

    Recent Trends in Major Services and Contracts

    As for connectivity services, there appears to be new demand for broadband services such as using these services for access lines for site connectivity utilizing Internet VPN technology. IIJ has already acquired several customers for these services connecting over 100 sites. In addition to proposing bandwidth upgrades to existing customers and approaching new customers, we expect these new demands might help us to maintain current levels of revenue of connectivity services, as well as related network integration and equipment sales.
    Revenues for SI services benefited as IIJ won several network integration customers from the manufacturing and financial sectors. The major contents of the integration work was mail and web gateway services that control outgoing and incoming e-mails and web access, server housing in Data Centers and outsourcing of operation and network consultation for disaster recovery. Also, we increased revenues from equipment sales, such as database servers, web servers, data storage and firewall equipment.

    2nd Quarter FY2003 Financial Results

    Revenues

    Revenues in 2Q03 totaled JPY 9,185 million, a decrease of 13.1% compared to 2Q02 and an increase of 10.1% from JPY 8,344 million in 1Q03.



Table 1. Revenues (JPY in millions)
----------------------------------------------------------------------
Revenues                                         YoY            QoQ
                                                  %              %
                                  2Q03   2Q02   change  1Q03    change
----------------------------------------------------------------------
Connectivity and value-added
 services:
----------------------------------------------------------------------
   Dedicated access services     3,236   3,546   (8.7%) 3,321   (2.6%)
----------------------------------------------------------------------
   Dial-up access services         784     792   (1.0%)   768     2.1%
----------------------------------------------------------------------
       Total Connectivity
        Services                 4,020   4,338   (7.3%) 4,089   (1.7%)
----------------------------------------------------------------------
   Value-added services          1,081     893    21.0%   987     9.5%
----------------------------------------------------------------------
   Other                           536     468    14.6%   520     3.2%
----------------------------------------------------------------------
 Total Connectivity and
  value-added services           5,637   5,699   (1.1%) 5,596     0.7%
----------------------------------------------------------------------
Systems integration revenues     2,549   3,094  (17.6%) 2,408     5.9%
----------------------------------------------------------------------
Equipment sales                    999   1,775  (43.7%)   340   193.2%
======================================================================
                  Total revenues 9,185  10,568  (13.1%) 8,344    10.1%
----------------------------------------------------------------------


    Connectivity and value-added services revenues were JPY 5,637 million in 2Q03, a decrease of 1.1% compared to 2Q02, but an increase of 0.7% compared to 1Q03.



Table 2. Connectivity Services (JPY in millions)
----------------------------------------------------------------------
Connectivity Services                             YoY            QoQ
                                                   %              %
                                   2Q03   2Q02   change  1Q03   change
----------------------------------------------------------------------
Dedicated access services:
----------------------------------------------------------------------
     IP Service + DC
      (connectivity)              2,485  2,657   (6.5%) 2,534   (2.0%)
----------------------------------------------------------------------
     Others(4)                      751    889  (15.4%)   787   (4.5%)
----------------------------------------------------------------------
 Total Dedicated Access Services  3,236  3,546   (8.7%) 3,321   (2.6%)
----------------------------------------------------------------------


    Dedicated access services revenues were JPY 3,236 million in 2Q03, a decrease of 8.7% compared to 2Q02 and a decrease of 2.6% compared to 1Q03. IP Service, including Data Center Connectivity services, decreased by 6.5% in 2Q03 compared to 2Q02 and decreased by 2.0% compared to 1Q03, mainly due to the decline of unit prices despite an increase in the number of contracts. Customers continued to shift from dedicated line-based connectivity services such as IIJ T1 Standard and IIJ Economy, to lower-cost broadband services such as IIJ FiberAccess/F service (Maximum 10-100Mbps), and the increase in IIJ FiberAccess/F service did not offset the decrease in IIJ T1 Standard and IIJ Economy.



Table 3. Number of Contracts
----------------------------------------------------------------------
                                              2Q03     2Q02     1Q03
----------------------------------------------------------------------
IP Services          64kbps - 128kbps            79      111       90
----------------------------------------------------------------------
                    192kbps - 768kbps            23       30       26
----------------------------------------------------------------------
                    1Mbps - 2Mbps               226      266      239
----------------------------------------------------------------------
                    3Mbps - 1.2Gbps             336      205      294
----------------------------------------------------------------------
Number of Contracts of DC Connectivity
 Services                                       184      129      171
----------------------------------------------------------------------
Other                                         5,402    3,568    5,056
======================================================================
            Total Dedicated Access Services   6,250    4,309    5,876
----------------------------------------------------------------------
IIJ4U (Dial-up access services for retail
 market)                                     72,560   84,432   76,209
----------------------------------------------------------------------
Other Dial-Up Access Services               563,086  309,950  515,363
======================================================================
              Total Dial-Up Access Services 635,646  394,382  591,572
======================================================================


    Dial-up access service revenues were JPY 784 million in 2Q03, a decrease of 1.0% compared to 2Q02 and an increase of 2.1% compared to 1Q03. The revenue increased sequentially because of continued revenue increases of OEM services including CDN platform and NTT's regional L-mode service.



Table 4. Number of Contract Bandwidth (Unit: Gbps)
----------------------------------------------------------------------
                                                     2Q03  2Q02  1Q03
----------------------------------------------------------------------
Dedicated Access Services                            51.6  18.0  41.1
----------------------------------------------------------------------
DC Connectivity Services                             15.1   4.7  10.3
======================================================================
Total Contract Bandwidth                             66.7  22.7  51.4
======================================================================


    Value-added service revenues were JPY 1,081 million in 2Q03, an increase of 21.0% compared to 2Q02 and an increase of 9.5% compared to 1Q03. These increases were mainly due to revenue increases from Data Center services and security related services, including mail gateway service.



Table 5. Value-added Services (JPY in millions)
----------------------------------------------------------------------
Value-Added Services                                YoY          QoQ
                                                     %            %
                                       2Q03  2Q02  change 1Q03  change
----------------------------------------------------------------------
  Internet Data Center services         371  371     0.0%  337   10.1%
----------------------------------------------------------------------
  Other value-added services            710  522    36.0%  650    9.2%
======================================================================
Total Value-Added Service Revenues    1,081  893    21.0%  987    9.5%
----------------------------------------------------------------------


    Systems integration services revenues decreased 17.6% to JPY 2,549 million in 2Q03 compared to 2Q02 but recovered 5.9% compared to 1Q03 due to increase of new network integration contracts.
    Equipment sales revenues were JPY 999 million in 2Q03, a decrease of 43.7% compared to 2Q02 but an increase of 193.2% compared to 1Q03.

    Cost and expenses

    Cost of total revenues was JPY 8,337 million in 2Q03, a decrease of 11.4% compared to 2Q02, and an increase of 6.0% compared to 1Q03.



Table 6. Costs and Expenses (JPY in millions)
----------------------------------------------------------------------
Costs and expenses:                               YoY            QoQ
                                                  %              %
                                 2Q03    2Q02    change  1Q03   change
----------------------------------------------------------------------
Cost of Revenues:
----------------------------------------------------------------------
  Cost of connectivity and
   value-added services          5,127   5,081     0.9% 5,234   (2.1%)
----------------------------------------------------------------------
  Cost of systems integration    2,275   2,682  (15.1%) 2,324   (2.1%)
----------------------------------------------------------------------
  Cost of equipment sales          935   1,648  (43.3%)   311   200.6%
----------------------------------------------------------------------
  Total of Cost of Revenues      8,337   9,411  (11.4%) 7,869     6.0%
----------------------------------------------------------------------
Sales and marketing              1,100     743    47.9%   973    13.0%
----------------------------------------------------------------------
General and administrative         482     514   (6.2%)   612  (21.2%)
----------------------------------------------------------------------
Research and development            96      94     2.7%    96     0.0%
======================================================================
  Total costs and expenses      10,015  10,762   (6.9%) 9,550     4.9%
----------------------------------------------------------------------


    Cost of connectivity and value-added services was JPY 5,127 million, an increase of 0.9% compared to 2Q02 and a decrease of 2.1% compared to 1Q03. The gross margin ratio for connectivity and value-added services in 2Q03 was 9.1%, compared to 10.8% in 2Q02 and 6.5% in 1Q03. The improvement of the gross margin ratio compared to 1Q03 was as a result of our effort for overall cost reduction such as backbone costs, the expense for network nodes and office rent expenses.
    International backbone costs were JPY 247 million, a decrease of 44.8% compared to 2Q02 and a decrease of 5.2% compared to 1Q03. The monthly unit backbone costs per Mbps declined by 61% compared to 2Q02 and by 29% compared to 1Q03.



Table 7. Backbone Costs (JPY in millions)
----------------------------------------------------------------------
Backbone Costs                                    YoY            QoQ
                                                  %              %
                                       2Q03 2Q02 Change  1Q03   Change
----------------------------------------------------------------------
International Backbone Costs           247  448 (44.8%)   261   (5.2%)
----------------------------------------------------------------------
Domestic Backbone Costs                993  815   21.9% 1,057   (6.0%)
----------------------------------------------------------------------


    Domestic backbone costs were JPY 993 million, an increase of 21.9% compared to 2Q02 and a decrease of 6.0% compared to 1Q03. The year-over-year increase was due to an increase in connection fees with NTT's regional access networks (FLET'S), along with our broadband strategy to strengthen our backbone network to provide various broadband network services and solutions nationwide.
    Cost of SI Revenues was JPY 2,275 million in 2Q03, a decrease of 15.1% compared to 2Q02 and a decrease of 2.1% compared to 1Q03. The gross margin for SI deteriorated to 10.7% in 2Q03 compared to 13.3% in 2Q02 but improved from 3.5% in 1Q03. The gross margin ratio in 2Q03 improved compared to 1Q03 because of improvement of profitability in SI development contracts.
    Sales and Marketing Expenses were JPY 1,100 million in 2Q03, an increase of 47.9% compared to 2Q02 and an increase of 13.0% compared to 1Q03. The 2Q03 expenses include the written-off accounts receivable due from Crosswave, which amounted to JPY 287 million.
    General and administrative expenses were JPY 482 million in 2Q03, a decrease of 6.2% compared to 2Q02 and a decrease of 21.2% compared to 1Q03. The 1Q03 expenses included the cost of the move to new headquarters.

    Operating loss

    Operating loss increased to JPY 830 million in 2Q03 compared to a loss of JPY 194 million in 2Q02. The increase is primarily due to the write-off of accounts receivable from Crosswave and a decrease in connectivity service revenues. The operating loss in 2Q03 declined compared to a loss of JPY 1,206 million in 1Q03, due to improved profitability in IIJ's SI business.
    Other expenses for 2Q03 were JPY 157 million, compared to JPY 160 million in 2Q02 and JPY 204 million in 1Q03. IIJ recorded a gain on sales of available-for-securities, which amounted to JPY 47 million in 2Q03.
    Income tax benefit (expense) for 2Q03 was a benefit of JPY 572 million, compared to an expense of JPY 515 million in 2Q02 and a benefit of JPY 390 million in 1Q03. This is due to a decrease in the valuation allowance for deferred tax assets attributable primarily to the income tax effect of increasing unrealized gains during the quarter on certain available-for-sale securities.
    Equity in net loss of equity method investees amounted to JPY 50 million in 2Q03, compared to JPY 1,480 million in 2Q02, and JPY 1,709 million in 1Q03. The equity in net loss of Crosswave is included in the equity in net loss of equity method investees in 1Q03 and 2Q02, but not included in 2Q03.
    Net loss was JPY 278 million in 2Q03, compared to JPY 2,326 million in 2Q02 and JPY 2,475 million in 1Q03. The decreases in net loss was a result of the increasing income tax benefit reflecting the increasing unrealized gains on available-for-sale securities and the absence of equity method loss in Crosswave due to the full write-down of IIJ's equity investment in Crosswave. Basic net loss per ADS equivalent was JPY -5.04 in 2Q03, compared to JPY -51.74 in 2Q02 and JPY -54.72 in 1Q03.



Table 8. Other Financial Statistics (JPY in millions)
----------------------------------------------------------------------
                                                 YoY
                                                 %              QoQ
Other Financial Statistics         2Q03  2Q02   Change  1Q03  % Change
----------------------------------------------------------------------
Adjusted EBITDA(5)                 126    662    81.0%  (243) (152.0%)
----------------------------------------------------------------------
CAPEX, including capitalized
 leases(6)                         579  1,504  (61.5%) 1,421   (59.2%)
----------------------------------------------------------------------
Depreciation and amortization(7)   984    884    11.3%   990    (0.7%)
======================================================================


    Reconciliation of Non-GAAP Financial Measures

    The following table summarizes the reconciliation of adjusted
EBITDA to net loss per the consolidated statements of operations prepared and presented in accordance with U.S. generally accepted accounting principles in Appendices 1:



Table 9. Adjusted EBITDA (JPY in millions)
----------------------------------------------------------------------
                                                 2Q03   2Q02    1Q03
----------------------------------------------------------------------
Adjusted EBITDA                                   126     662    (243)
----------------------------------------------------------------------
Depreciation and amortization(8)                 (956)   (856)   (963)
----------------------------------------------------------------------
Operating loss                                   (830)   (194) (1,206)
======================================================================
Other expenses                                   (157)   (160)   (204)
----------------------------------------------------------------------
Income tax expense (benefit)                     (572)    515    (390)
----------------------------------------------------------------------
Minority interests in consolidated subsidiaries   187      23     254
----------------------------------------------------------------------
Equity in net loss of equity method investees     (50) (1,480) (1,709)
======================================================================
Net loss                                         (278) (2,326) (2,475)
----------------------------------------------------------------------


    The following table summarizes the reconciliation of capital expenditures to purchase of property and equipment per the consolidated statements of cash flows prepared and presented in accordance with the U.S. generally accepted accounting principles in Appendices 3:



Table 10. CAPEX (JPY in millions)
----------------------------------------------------------------------
                                                    2Q03  2Q02   1Q03
----------------------------------------------------------------------
Capital expenditures                                579  1,504  1,421
----------------------------------------------------------------------
Acquisition of assets by entering into capital
 leases                                             431  1,282    487
----------------------------------------------------------------------
Purchase of property and equipment                  148    222    934
----------------------------------------------------------------------


    2nd Quarter FY2003 Business Review

    Service Development

    Outsourcing Solutions: Under IIJ Technology, the IIJ Group further expanded its Integration & Business Platform Service (IBPS) product line. IBPS is a service offered to corporate customers which allows them to combine ready-made network service components with integration. These components include network equipment, controlling functions of outgoing and incoming Internet traffic (virus check, auditing and archiving e-mails and controlling web-access), data storage, operational resources, etc. By providing these components on demand at the Group's data centers and allowing customers to use these network components without having to purchase them, IIJ's corporate customers can launch the network systems more smoothly and cost effectively. In October 2003, IIJ Technology started to provide over 40 terabyte storage service.
    Network Management Solutions: In 2Q03, we began "IIJ NetLightning", based on Netli, Inc's technology which improves web application performance. By using IIJ NetLightning, end users can more quickly access to customer websites and customers can reduce the cost to set up mirror sites.
    Also in June 2003, IIJ launched IIJ SMF (SEIL Management Framework), a service which provides remote configuration and monitoring features for IIJ's high-end SEIL/neu Series routers at customer remote sites from central management servers at IIJ and customer main office/data center. SMF, the technology used for this service is patent pending.
    Hosting Services: In 2Q03, we began "IIJ Document Exchange Service" for medium and small-sized corporate customers. This service allows the creation of virtual folders on Internet, and customers to share files with workers outside the office or with commercial partners.

    Network Infrastructure Development and Optimization

    In 2Q03, IIJ increased the capacity of ten of its domestic backbone network lines and also established two new lines. IIJ also increased the capacity of three U.S. backbone network lines and established one additional U.S. backbone network line to maintain current throughput and quality. At the same time, from a cost point of view, IIJ is now trying to optimize the network in accordance with the number of customers connected to the network nodes, and has ceased the operations of several network nodes for dedicated line-based Internet connectivity services.

    Finance

    Financial Impact of Crosswave's Commencement of Reorganization
Proceedings:

    On August 20, Crosswave filed a voluntary petition for the commencement of corporate reorganization. In light of Crosswave's reorganization, IIJ has fully written-off the accounts receivable due from Crosswave prior to entering corporate reorganization, amounting to JPY 287 million in 2Q03. As a result, IIJ has fully written-off the remaining value of its investment in and deposits for, loans to and accounts receivable due from Crosswave through the end of this quarter.

    Capital Improvement Plan:

    On September 17, 2003, IIJ completed a private placement to NTT Group, Itochu Corporation, Sumitomo Corporation and three other companies for a total amount of approximately JPY 12 billion. With this capital injection, the financial impact of Crosswave's commencement of reorganization has been offset and IIJ's shareholders' equity has turned positive.

    Key Developments of the IIJ Group

    IP*VLAN

    In November 2003, IIJ developed and announced a new technology called, IP*VLAN (Internet Protocol-Virtual Local Area Network). This technology is for the construction and management of layer 2 networks over existing IP networks (layer 3) for Internet or corporate users. It enables PCs and other client devices to connect to the same LAN, regardless of distances between offices, and it enables access control for all services without requiring client certification (patent pending).

    Teleconference/Webcast

    On November 21 at 9:00 am (EST), IIJ will host a conference call to discuss the results and the Company's outlook. There will be a simultaneous webcast available at www.vcall.com. A replay will also be available at the same URL.

    Company Information

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:IIJIE) is Japan's leading Internet-access and comprehensive network solutions provider. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. Services range from the delivery of new generation network services over an optical-fiber infrastructure that is optimized for data communications, to the construction of pan-Asian IP backbone networks. The company also offers high-quality systems integration and security services, internet access, hosting/housing, and content design.

    Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding 3Q03 total revenues and operating profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's expectation that net losses will continue or may increase; IIJ's ability to raise additional capital to cover its accumulated deficit; IIJ's ability to continue to increase subscribers to its connectivity services, particularly at higher bandwidths; IIJ's ability to generate significant revenues from its other services such as systems integration; the ability to compete in a rapidly evolving and competitive marketplace; the impact of technological changes in its industry; and other risks referred to from time to time in IIJ's filings on Form 20F of its annual report and other filings with the United States Securities and Exchange Commission.

                           Tables to follow

    (1) Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited, consolidated, and represent comparisons between the three-month period ended September 300, 2003, and the equivalent three-month period ended September 30, 2002. For all 2Q03 results, translations of Japanese yen amounts into US dollars are solely for the convenience of readers outside of Japan and have been made at the rate of JPY111.43 = US$1., the approximate exchange rate on September 30, 2003.

    (2) Please refer to the Reconciliation of Non-GAAP Financial
        Measures on page 6.

    (3) This Overview and Business Outlook contains forward-looking statements and projections such as statements regarding 3Q03 total revenues and operating profitability that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, but are not limited to, the factors noted at the end of this release and to the risk factors and other information contained in IIJ's filings on Form 20-F and Form 6-K, as well as other filings and documents furnished to the Securities and Exchange Commission. IIJ plans to keep this press release publicly available on its Web site (www.iij.ad.jp), but may discontinue this practice at any time. IIJ intends to publish its next Overview and Business Outlook in its 3Q03 earnings release, presently scheduled for February 12, 2004.

    (4) Others are IIJ FiberAccess/F service, IIJ Ether Standard, IIJ DSL/F service, IIJ T1 Standard and IIJ Economy.

    (5) Please refer to the Reconciliation of Non-GAAP Financial
        Measures on this page.

    (6) Please refer to the Reconciliation of Non-GAAP Financial
        Measures on this page.

    (7) Depreciation and amortization includes amortization of issuance cost of convertible notes.

    (8) Depreciation and amortization excludes amortization of issuance cost of convertible notes that was presented as other expenses.



                                                            Appendix 1
                  INTERNET INITIATIVE JAPAN INC.
           CONSOLIDATED STATEMENTS OF OPERATIONS(UNAUDITED)

        For the Three Months Ended Sept 30, 2003, Sept 30, 2002
                           and Jun 30, 2003
 (Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)
                Except for Per Share and ADS Data) (1)


                               Year-over-year Comparison

                        Sept 30, 2003             Sept 30, 2002
                  -------------------------- -------------------------
                                      % of               % of
                                     Total              Total    YOY
                  USD (1)    JPY    Revenues    JPY    Revenues  Chg %
                  ------- --------- -------- --------- -------- ------
Revenues:
  Connectivity
   and value-
   added
   services:
    Dedicated
     access
     services     29,044  3,236,405    35.2% 3,546,372    33.6% (8.7%)
    Dial-up
     access
     services      7,032    783,589     8.5    791,738     7.5   (1.0)
    Value-added
     services      9,700  1,080,876    11.8    893,135     8.4   21.0
    Other          4,814    536,389     5.9    467,976     4.4   14.6
                  ------- --------- -------- --------- -------- ------
      Total
       connectivity
       and value-
       added
       services   50,590  5,637,259    61.4  5,699,221    53.9   (1.1)

  Systems
   integration
   revenues       22,879  2,549,379    27.7  3,094,168    29.3  (17.6)
  Equipment
   sales           8,962    998,621    10.9  1,774,953    16.8  (43.7)
                  ------- --------- -------- --------- -------- ------
      Total
       revenues   82,431  9,185,259   100.0 10,568,342   100.0  (13.1)
                  ------- --------- -------- --------- -------- ------

Costs and
 expenses:
  Cost of
   connectivity
   and value-
   added
   services       46,008  5,126,708    55.8  5,081,186    48.1    0.9
  Cost of
   systems
   integration
   revenues       20,423  2,275,704    24.8  2,681,946    25.3  (15.1)
  Cost of
   equipment
   sales           8,388    934,711    10.2  1,648,106    15.6  (43.3)
                  ------- --------- -------- --------- -------- ------
      Total
       costs      74,819  8,337,123    90.8  9,411,238    89.0  (11.4)

  Sales and
   marketing       9,868  1,099,560    12.0    743,230     7.0   47.9
  General and
   administrative  4,327    482,218     5.2    514,082     4.9   (6.2)
  Research and
   development       863     96,118     1.0     93,574     0.9    2.7
                  ------- --------- -------- --------- -------- ------
      Total costs
       and
       expenses   89,877 10,015,019   109.0 10,762,124   101.8   (6.9)

                  ------- --------- -------- --------- -------- ------
Operating loss    (7,446)  (829,760)   (9.0)  (193,782)   (1.8) 328.2
                  ------- --------- -------- --------- -------- ------

Other expenses    (1,412)  (157,294)   (1.7)  (160,247)   (1.5)  (1.8)

                  ------- --------- -------- --------- -------- ------
Loss before income
 tax expense
 (benefit)        (8,858)  (987,054)  (10.7)  (354,029)   (3.3) 178.8
                  ------- --------- -------- --------- -------- ------

Income tax
 expense(benefit) (5,130)  (571,642)   (6.2)   514,872     4.9 (211.0)
Minority interests
 in consolidated
 subsidiaries      1,677    186,931     2.0     23,146     0.2  707.6
Equity in net loss
 of equity method
 investees:
  Equity method
   net income
   (loss)           (448)   (49,945)   (0.5)(1,480,411)  (14.0) (96.6)
  Impairment loss
   on investment
   in and advances
   to Crosswave
                  ------- --------- -------- --------- -------- ------
Net loss          (2,499)  (278,426)  (3.0%)(2,326,166) (22.0%)(88.0%)
                  ======= ========= ======== ========= ======== ======

Basic Net Loss Per
 Share                      (10,082)          (103,477)
Basic Net Loss Per
 ADS Equivalent               (5.04)            (51.74)
Weighted Average
 Number of Shares            27,617             22,480
Weighted Average
 Number of ADS
 Equivalents             55,233,050         44,960,000



                                              Sequential Comparison
                                                   Jun 30, 2003
                                            --------------------------
                                                         % of
                                                        Total    QOQ
                                                JPY    Revenues Chg %
                                            ---------- -------- ------
Revenues:
 Connectivity and value-added services:
      Dedicated access services              3,321,229    39.8% (2.6%)
      Dial-up access services                  767,418     9.2    2.1
      Value-added services                     987,198    11.9    9.5
      Other                                    519,709     6.2    3.2
                                            ---------- -------- ------
            Total connectivity and value-
             added services                  5,595,554    67.1    0.7

      Systems integration revenues           2,407,923    28.8    5.9
      Equipment sales                          340,569     4.1  193.2
                                            ---------- -------- ------
                         Total revenues      8,344,046   100.0   10.1
                                            ---------- -------- ------

Costs and expenses:
Cost of connectivity and value-added
 services                                    5,234,158    62.7   (2.1)
Cost of systems integration revenues         2,323,392    27.9   (2.1)
Cost of equipment sales                        310,946     3.7  200.6
                                            ---------- -------- ------
                         Total costs         7,868,496    94.3    6.0

Sales and marketing                            973,054    11.7   13.0
General and administrative                     612,047     7.3  (21.2)
Research and development                        96,098     1.2    0.0
                                            ---------- -------- ------
                         Total costs
                          and expenses       9,549,695   114.5    4.9

                                            ---------- -------- ------
Operating loss                              (1,205,649)  (14.5) (31.2)
                                            ---------- -------- ------

Other expenses                                (204,398)   (2.4) (23.0)

                                            ---------- -------- ------
Loss before income tax expense(benefit)     (1,410,047)  (16.9) (30.0)
                                            ---------- -------- ------

Income tax expense(benefit)                   (390,035)   (4.7)  46.6
Minority interests in consolidated
 subsidiaries                                  254,886     3.0  (26.7)
Equity in net loss of equity method
 investees:
    Equity method net income(loss)              10,559     0.1 (573.0)
    Impairment loss on investment in and
     advances to Crosswave                  (1,719,981)  (20.6)(100.0)

                                            ---------- -------- ------
Net loss                                    (2,474,548) (29.7%)(88.7%)
                                            ========== ======== ======

Basic Net Loss Per Share                      (109,440)
Basic Net Loss Per ADS Equivalent               (54.72)
Weighted Average Number of Shares               22,611
Weighted Average Number of ADS Equivalents  45,222,494

    Note (1):The translation of Japanese yen amounts into US dollar amounts with respect to the three months ended Sept 30, 2003 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 111.43 =$1, the approximate rate of exchange on Sept 30, 2003.


                                                            Appendix 2
                    INTERNET INITIATIVE JAPAN INC.
                CONSOLIDATED BALANCE SHEETS(UNAUDITED)
          As of Sept 30, 2003, Sept 30,2002 and Jun 30, 2003
             (Expressed in Thousands of Japanese Yen (JPY)
                      and U.S. Dollars (USD)) (1)



                                                 Sept 30, 2003
                                       -------------------------------
                                          USD (1)       JPY          %
                                       -------------------------------
ASSETS
------
Current Assets:
Cash and cash equivalent                    105,743  11,782,935  30.7%
Accounts receivable, net                     60,366   6,726,563  17.5
Inventories                                   2,410     268,519   0.7
Prepaid expenses                              5,871     654,269   1.7
Other current assets                          4,168     464,418   1.2

                                       -------------------------------
            Total current assets            178,558  19,896,704  51.8

Investments in and Advances to Equity
 Method Investees                             9,926   1,106,062   2.9
Other Investments                            49,476   5,513,137  14.3
Property and Equipment, net                  81,744   9,108,783  23.7
Restricted Cash
Guarantee Deposits                           18,673   2,080,764   5.4
Other Assets                                  6,539     728,580   1.9

                                       -------------------------------
            Total assets                    344,916  38,434,030 100.0%
                                       ===============================



LIABILITIES AND SHAREHOLDERS'
 EQUITY (CAPITAL DEFICIENCY)
-----------------------------

Current Liabilities:
Short-term borrowings                        38,633   4,304,906  11.2%
Accounts payable                             43,582   4,856,325  12.6
Accrued expenses                              4,393     489,568   1.3
Other current liabilities                     3,685     410,577   1.1
Long-term borrowings-current portion         26,442   2,946,377   7.7
Capital lease obligations-current
 portion                                     23,230   2,588,505   6.7

                                       -------------------------------
            Total current liabilities       139,965  15,596,258  40.6

Long-term Borrowings                         17,793   1,982,612   5.2
Convertible Notes                           134,614  15,000,000  39.0
Capital Lease Obligations-Noncurrent         28,700   3,198,073   8.3
Accrued Retirement and Pension Costs            626      69,794   0.2
Other Noncurrent Liabilities                  1,732     193,043   0.5

                                       -------------------------------
            Total liabilities               323,430  36,039,780  93.8
                                       -------------------------------

Minority Interest                             3,928     437,678   1.1
                                       -------------------------------

Shareholders' Equity(Capital
 Deficiency):
Common stock(2)                             123,534  13,765,372  35.8
Additional paid-in capital(2)               212,130  23,637,628  61.5
Accumulated deficit                        (335,980)(37,438,265)(97.4)
Accumulated other comprehensive income       17,875   1,991,900   5.2
Treasury stock                                   (1)        (63)  0.0

                                       -------------------------------
            Total shareholders'
             equity(capital deficiency)      17,558   1,956,572   5.1


          Total liabilities and       --------------------------------
          shareholders' equity(capital
          deficiency)                       344,916  38,434,030 100.0%
                                      ================================


                                   Sept. 30, 2002     Jun  30, 2002
                                       JPY    %           JPY       %
                                 -------------------------------------
ASSETS
------
Current Assets:
Cash and cash equivalent           4,772,753  12.2%  2,819,007   10.2%
Accounts receivable, net           7,844,256  20.1   5,889,315   21.3
Inventories                          415,771   1.1     347,971    1.3
Prepaid expenses                     498,668   1.3     845,908    3.1
Other current assets                 141,923   0.3     534,025    1.9

                                 -------------------------------------
      Total current assets        13,673,371  35.0  10,436,226   37.8

Investments in and Advances
 to Equity Method Investees        5,896,219  15.1   1,141,728    4.1
Other Investments                  3,751,532   9.6   3,967,719   14.4
Property and Equipment, net        8,617,873  22.1   9,244,442   33.5
Restricted Cash                    5,000,000  12.8
Guarantee Deposits                 1,392,519   3.6   2,082,118    7.6
Other Assets                         706,828   1.8     714,367    2.6

                                 -------------------------------------
      Total assets                39,038,342 100.0% 27,586,600  100.0%
                                 =====================================

LIABILITIES AND SHAREHOLDERS'
 EQUITY (CAPITAL DEFICIENCY)
-----------------------------
Current Liabilities:
Short-term borrowings              4,832,286  12.4%  5,675,341   20.6%
Accounts payable                   5,131,068  13.1   4,406,928   16.0
Accrued expenses                     271,557   0.7     537,236    1.9
Other current liabilities            442,564   1.1     542,538    1.9
Long-term borrowings-
 current portion                   1,400,000   3.6   1,545,452    5.6
Capital lease obligations-
 current portion                   2,271,145   5.8   2,677,038    9.7

                             -----------------------------------------
      Total current liabilities   14,348,620  36.7  15,384,533   55.7

Long-term Borrowings               3,400,000   8.7   3,419,555   12.4
Convertible Notes                 15,000,000  38.4  15,000,000   54.4
Capital Lease Obligations-
 Noncurrent                        3,250,922   8.4   3,407,735   12.3
Accrued Retirement and
 Pension Costs                        83,058   0.2      74,764    0.3
Other Noncurrent
 Liabilities                         153,993   0.4     187,579    0.7

                           -------------------------------------------
      Total liabilities           36,236,593  92.8  37,474,166  135.8
                           -------------------------------------------

Minority Interest                    942,650   2.4      624,609   2.3
                           -------------------------------------------

Shareholders' Equity(Capital
 Deficiency):
Common stock(2)                    7,082,336  18.1   7,765,048   28.2
Additional paid-in capital(2)     17,068,353  43.7  17,751,065   64.3
Accumulated deficit              (23,129,652)(59.2)(37,159,839)(134.7)
Accumulated other
comprehensive income                 838,062   2.2   1,131,644    4.1
Treasury stock                                             (93)   0.0

                           -------------------------------------------
            Total shareholders'
            equity(capital
            deficiency)            1,859,099   4.8 (10,512,175) (38.1)

                           -------------------------------------------
          Total liabilities and
             shareholders' equity
            (capital deficiency)  39,038,342 100.0% 27,586,600  100.0%
                                  ====================================

    Note (1): The translation of Japanese yen amounts into US dollar amounts with respect to Sept 30, 2003 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY111.43 =$1, the approximate rate of exchange on Sept 30, 2003.

    Note (2): New 12,615 shares have been issued on Sept 17, 2003, in the net proceeds of JPY11,886,887.


                                                            Appendix 3

                    INTERNET INITIATIVE JAPAN INC.
      CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
        For the Three Months Ended Sept 30, 2003, Sept 30, 2002
                           and Jun 30, 2003
             (Expressed in Thousands of Japanese Yen (JPY)
                      and U.S. Dollars (USD)) (1)

                                                 Sept 30,    Jun 30,
                             Sept 30, 2003         2002        2003
                          -------------------- ----------- -----------
                          USD (1)      JPY         JPY         JPY
                          -------- ----------- ----------- -----------
Operating Activities:
        Net loss           (2,499)   (278,426) (2,326,166) (2,474,548)
        Depreciation and
         amortization       8,828     983,736     883,732     990,190
        Provision for
         doubtful
         accounts           2,818     313,968      (5,048)    149,378
        Equity method net
         loss (income)        448      49,945   1,480,411     (10,559)
        Impairment loss
         on investment in
         and advances to
         Crosswave              -           -           -   1,719,981
        Minority
         interests in net
         loss of
         consolidated
         subsidiaries      (1,677)   (186,931)    (23,146)   (254,886)
        Foreign exchange
         losses (gains)        30       3,282     (39,060)      3,245
        Losses on other
         investments          875      97,530      13,620      37,572
        Decrease
         (increase) in
         accounts
         receivable        (9,878) (1,100,671)   (972,056)  4,229,010
        Increase
         (decrease) in
         accounts payable   1,941     216,306       7,462  (3,671,049)
        Decrease
         (increase) in
         inventories          650      72,432    (142,950)     69,689
        Deferred income
         taxes             (5,182)   (577,444)    509,228    (395,698)
        Other              (1,078)   (120,151)     (3,003)    264,043
                          -------- ----------- ----------- -----------
        Net cash provided
         by (used in)
         operating
         activities        (4,724)   (526,424)   (616,976)    656,368
                          -------- ----------- ----------- -----------

Investing Activities:
        Purchase of
         property and
         equipment         (1,328)   (148,007)   (222,308)   (933,646)
        Proceeds from
         sales of other
         investment         1,101     122,650         480      34,672
        Investments in
         and advances to
         equity method
         investees              -           -           -  (1,719,981)
        Purchase of other
         investments       (2,733)   (304,517)    (33,294)    (12,971)
        Refund (payment)
         of guarantee
         deposits-net          11       1,199     (87,518)    123,632
        Other                  88       9,875       2,473          11
                          -------- ----------- ----------- -----------
        Net cash used in
         investing
         activities        (2,861)   (318,800)   (340,167) (2,508,283)
                          -------- ----------- ----------- -----------

Financing Activities:
        Repayments of
         long-term
         borrowings          (323)    (36,017)          -    (434,994)
        Principal
         payments under
         capital leases    (6,025)   (671,376)   (601,144)   (697,830)
        Net increase
         (decrease) in
         short-term
         borrowings       (12,299) (1,370,436)    282,164     851,742
        Proceeds from
         issuance of
         common stock     106,676  11,886,887           -   1,365,424
                          -------- ----------- ----------- -----------
        Net cash provided
         by (used in)
         financing
         activities        88,029   9,809,058    (318,980)  1,084,342
                          -------- ----------- ----------- -----------

Effect of Exchange Rate
 Changes on Cash                1          94      34,183      (1,772)

                          -------- ----------- ----------- -----------
Net Increase (Decrease)
 in Cash                   80,445   8,963,928  (1,241,940)   (769,345)
                          -------- ----------- ----------- -----------

Cash, Beginning of Period  25,298   2,819,007   6,014,693   3,588,352

                          -------- ----------- ----------- -----------
Cash, End of Period       105,743  11,782,935   4,772,753   2,819,007
                          ======== =========== =========== ===========


    Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Sept 30, 2003 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY111.43 =$1, the approximate rate of exchange on Sept 30, 2003.



    CONTACT: Internet Initiative Japan Inc.
             Taisuke Ono or Hiroaki Tsuno, +81-3-5259-6500 ir@iij.ad.jp